Exhibit 99.1

Foamix Pharmaceuticals Appoints David Domzalski as Chief Executive Officer

Rehovot, Israel, and Bridgewater, NJ – June 29, 2017 – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX), (“Foamix”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, today announced that its Board of Directors has named David Domzalski Chief Executive Officer of the company effective immediately. Mr. Domzalski currently serves as President of Foamix’s U.S. subsidiary. He succeeds Dr. Dov Tamarkin as CEO. Dr. Tamarkin will continue to be a member of the company’s Board of Directors and will serve as Chief Scientific Advisor to Foamix. The company also announced that Mr. Meir Eini will be stepping down from his current role of Chief Innovation Officer and will continue to serve as an Innovation Advisor to Foamix. Mr. Ilan Hadar, the current Chief Financial Officer of Foamix, will assume the role of Country Manager in Israel, in addition to his role as Chief Financial Officer.

"On behalf of the entire Board of Directors, I want to thank Dov Tamarkin for his dedicated leadership and contributions to Foamix. Along with co-founder Meir Eini, Dov has built Foamix from a small privately held company in Israel into a fully integrated publicly traded specialty pharmaceutical company with an innovative proprietary technology platform and two advanced clinical development programs currently in Phase 3,” said Dr. Stanley Hirsch, Chairman of the Board of Directors.  “Dov, Meir and the Board have determined that it is the right time to transition to new leadership as the company focuses on completing the Phase 3 programs for FMX101 and FMX103, expanding the pipeline, and preparing the organization for its next phase of growth. We are confident that Dave will successfully lead Foamix in these efforts, generating better outcomes for patients and creating value for Foamix’s shareholders.”

“For the past 14 years, it has been our mission at Foamix to build a pharmaceutical company that can help serve the unmet needs of patients and healthcare providers. Together with Meir, it has been an honor leading Foamix, building a talented management team, and working with our incredibly dedicated employees,” said Dr. Tamarkin. “Now that the company has established an international presence and has developed two late-stage products that leverage our proprietary foam platform, it is the right time for me to step down as CEO.  I look forward to working with Dave and the Board to ensure a smooth transition, and remain fully committed to the success of Foamix.”

Dave Domzalski has 25 years of experience in the pharmaceutical industry.  He joined Foamix in 2014, and has served for the past three years as President of Foamix Pharmaceuticals Inc., the Company’s U.S. subsidiary.  He has been instrumental in leading the growth and evolution of Foamix during this time period, including the company’s successful IPO and subsequent follow-on capital financings, the formation and build-out of the company’s U.S. operations, and the advancement of two late-stage clinical development programs (FMX101 for moderate-to-severe acne and FMX103 for moderate-to-severe papulopustular rosacea), both of which are currently in Phase 3.

“I am very excited to lead Foamix at this important time and, together with our strong senior management team, will continue to work diligently to advance our lead programs, with the goal of bringing new innovative solutions to patients,” said Domzalski.  “I look forward to working with our leadership team and the Board to strengthen Foamix for long-term sustained growth.”

About Foamix Pharmaceuticals Ltd.

Foamix is a specialty pharmaceutical company focused on the development and commercialization of proprietary, innovative and differentiated topical drugs for dermatological therapy.

Our clinical stage product candidates include our novel minocycline foam FMX101 for the treatment of moderate-to-severe acne, FMX103 for the treatment of moderate-to-severe rosacea, FMX102 for the treatment of impetigo, and FDX104, our doxycycline foam for the management of acne-like rash induced by EGFRI anticancer drugs.

In addition, we have development and license agreements relating to our technology with various pharmaceutical companies including Bayer HealthCare and others.

For more information, please visit www.foamixpharma.com.

Forward Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations.  Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital.  We discuss many of these risks in greater detail under the heading "Risk Factors" in our most recent Annual Report on Form 20-F (File No. 17625089) filed on February 21, 2017 and elsewhere in that Annual Report. Any forward-looking statements made herein speak only as of the date of this release and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contact:	US Investor Relations
Ilan Hadar, Country Manager	Michael Rice
Foamix Pharmaceuticals Ltd.	LifeSci Advisors, LLC
+972-8-9316233	646-597-6979
ilan.hadar@foamixpharma.com	mrice@lifesciadvisors.com